

December 6, 2006

Room 7010

Robert McNally
Vice President – Finance and Treasurer
Lifetime Brands, Inc.
One Merrick Avenue
Westbury, New York 11590

> **Re: Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 000-19254**

Dear Mr. McNally:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

1. We note your December 22, 2005 acceleration of vesting of all unvested outstanding options. We further note the restrictions put in place over the transfer or sale of the shares received by the optionee upon exercise of the accelerated options which mirror the vesting provisions prior to acceleration. Tell us how you are accounting for these restrictions and how your accounting for these options and restricted shares complies with SFAS 123R.

Financial Statements

Note B –Acquisitions, Disposals and Licenses, page F-11

2. Please provide us the following regarding your Salton acquisition:
   - The calculation of your income test for the purposes of determining significance under Rule 3-05 of Regulation S-X.
   - You state that you have not presented pro forma information related to Salton because discrete financial information is not available and not determinable. Please tell us your basis under GAAP for not including this information. See paragraphs 54-55 of SFAS 141. If you believe this information is not material, please provide us with your analysis of materiality under SAB 99.

3. In future filings, please disclose the information required by paragraph 51.b regarding the factors that contributed to a purchase price that results in the recognition of goodwill and paragraph 52 of SFAS 141, as well as paragraphs 44, 45.a(1), 45.b, and 45.c of SFAS 142. These disclosures should also clarify which tradenames your intangible assets relate to. In your response, please show us what your future disclosures will look like, based on your financial data as of December 31, 2005 and September 30, 2006.

Note F – Business Segments, page F-21

4. We note that you sell tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. We also note that one of

your customers accounted for more than 10% of your net sales in each period presented. Accordingly, in future filings, please disclose the information required by paragraphs 37-39 of SFAS 131.

5. We note that your direct-to-customer segment has incurred recurring losses for all periods presented. Please tell us the amount of goodwill, other intangible assets and fixed assets at this segment. If material, please tell us your consideration of these losses in performing your annual goodwill impairment tests. Please also tell us whether you tested the intangible and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144.

Form 10-Q for the Quarter Ended September 30, 2006

Note D – Convertible Debt, page 12

6. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for your $75 million of 4.75% Convertible Senior Notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, we note that it appears the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature would be required to be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. If the paragraph 11(a) scope exception is not met, the conversion feature would be required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. Please tell us how you considered this and all other remaining provisions in analyzing whether the convertible debentures qualify as conventional convertible debt.

7. Please provide us with a thorough analysis of all the provisions of your convertible debenture instrument in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133. For embedded derivatives identified through this analysis, please provide us with an analysis of their accounting treatment pursuant to SFAS 133 and EITF 00-19. Additionally, please tell us why you are not required to file the Debenture agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Item 4. Controls and Procedures, page 34

8. You state that there were no *significant* [emphasis added] changes in your internal controls or in other factors during the most recently completed fiscal quarter that materially affected, or are likely to materially affect internal controls over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no changes in your internal controls over financial reporting during the first and second quarters of 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please revise your disclosures in future filings to comply with Item 308(c).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Nili Shah at (202) 551-3255 or me at (202) 551-3681 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant